UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

41690A106

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219-7673

(214) 651-5000

SCHEDULE 13G

CUSIP No. 41690A106

1	Names of Reporting Persons Prosight Management, LP
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 184,360
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 184,360
9	Aggregate Amount Beneficially Owned by Each Reporting Person 184,360
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 1.37%
12	Type of Reporting Person (See Instructions) IA

SCHEDULE 13G

CUSIP No. 41690A106

1	Names of Reporting Persons Prosight Fund, LP
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 161,006
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 161,006
9	Aggregate Amount Beneficially Owned by Each Reporting Person 161,006
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 1.20%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 41690A106

1	Names of Reporting Persons Prosight Partners, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 184,360
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 184,360
9	Aggregate Amount Beneficially Owned by Each Reporting Person 184,360
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 1.37%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 41690A106

1	Names of Reporting Persons W. Lawrence Hawkins
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 184,360
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 184,360
9	Aggregate Amount Beneficially Owned by Each Reporting Person 184,360
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 1.37%
12	Type of Reporting Person (See Instructions) IN, HC

Item 1.

(a)	Name of Issuer:

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.

(b)	Address of Issuer’s Principal Executive Offices:

84 October Hill Road, Holliston, MA, 01746

Item 2.

(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of each of Prosight Management, LP, a Delaware limited partnership (“Prosight Management”), Prosight Fund, LP, a Delaware limited partnership (“Prosight Fund”), Prosight Partners, LLC, a Delaware limited liability company (“Prosight Partners”), and W. Lawrence Hawkins, (collectively referred herein as “Reporting Persons”). Prosight Management is the general partner and investment manager of, and may be deemed to indirectly beneficially own securities owned by Prosight Fund. Prosight Management is a sub-advisor for a separate managed account (the “Managed Account”) and may be deemed to indirectly beneficially own securities owned by the Managed Account. Prosight Partners is the general partner of, and may be deemed to beneficially own, securities beneficially owned by Prosight Management. Mr. Hawkins is the sole member of, and may be deemed to beneficially own securities beneficially owned by Prosight Partners. Prosight Fund and the Managed Account are the record and direct beneficial owner of the securities covered by this statement. Prosight Fund disclaims beneficial ownership of the shares held by the Managed Account.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of Prosight Fund, LP; Prosight Management, LP; Prosight Partners, LLC; and W. Lawrence Hawkins is 2301 Cedar Springs Road, Suite 340, Dallas, Texas 75201.

(c)	Citizenship:

See Item 4 on the cover page(s) hereto.

(d)	Title and Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP No.:

41690A106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a)	Amount Beneficially Owned: See Item 9 on the cover pages(s) hereto.

(b)	Percent of Class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

PROSIGHT MANAGEMENT, LP

By:	Prosight Partners, LLC
Its:	General Partner

By:	/s/ W. Lawrence Hawkins
Name:	W. Lawrence Hawkins
Title:	Sole Member

PROSIGHT FUND, LP

By:	Prosight Management, LP
Its:	General Partner

By:	Prosight Partners, LLC
Its:	General Partner

By:	/s/ W. Lawrence Hawkins
Name:	W. Lawrence Hawkins
Title:	Sole Member

PROSIGHT PARTNERS, LLC

By:	/s/ W. Lawrence Hawkins
Name:	W. Lawrence Hawkins
Title:	Sole Member

W. LAWRENCE HAWKINS

By:	/s/ W. Lawrence Hawkins

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated by reference to the Schedule 13G filed by the reporting persons with the Securities and Exchange Commission on February 19, 2015).